UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUANTUM COMPUTING INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74766W-108

(CUSIP Number)

215 Depot Court SE, Suite 215

Leesburg, VA 20175

(703) 436-2121

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON

Christopher Bruce Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		725,000(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		725,000(1)
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

725,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.00(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.	Mr. Roberts has voting and investment control of 725,000 shares of the Company’s common stock owned by Mr. Roberts personally (the “Shares”).

2.	Based upon the combined total of: (a) the 12,086,190 shares of the Company’s common stock issued and outstanding as of August 13, 2020.

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Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quantum Computing Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

Item 2 Identity and Background.

The Statement is being filed by Mr. Christopher Bruce Roberts (“Mr. Roberts”). Mr. Roberts’s present principal occupation or employment is serving as the Issuer’s Chief Financial Officer and as Member of its Board of Directors.  Mr. Roberts is a United States citizen. The business address of Mr. Roberts is 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

During the last five years Mr. Roberts has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Roberts acquired the reported 725,000 shares of the Common Stock as follows:

On April 15, 2018, Mr. Roberts purchased 25,000 shares of common stock for $10,000 pursuant to a private placement offering conducted by the Company.

On July 26, 2018 Mr. Roberts was issued 300,000 shares of common stock, as compensation for services rendered and as an incentive to work for the Company.

On July 13, 2020, Mr. Roberts was issued 400,000 shares of common stock, as compensation for services rendered and as part of a plan to retain executive management, pursuant to the 2019 Quantum Computing Inc. Equity and Incentive Plan (the “Plan”).

Item 4 Purpose of Transaction.

Mr. Roberts does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Roberts beneficially owns 725,000 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 6.00% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b) Mr. Roberts holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Roberts in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Roberts.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares are subject to the terms and conditions of a lock-up agreement, dated July 26, 2018, by and between the Issuer and Mr. Roberts (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Mr. Roberts is precluded, until February 29, 2021, from selling, granting, lending, pledging, offering or in any way, directly or indirectly disposing of the Shares granted to him by the Company.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Lock-Up Agreement, dated as of July 26, 2018, entered into by and between the Issuer and Christopher Roberts

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2020

/s/ Christopher Roberts
Christopher Roberts

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